106535 DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
JAN 2 5 2006
1086

06022884

January 18, 2006

PROCESSED
FEB 07 2006
THOMSON
FINANCIAL

Claire Grace
Corporate Secretary and Assistant General Counsel
Weyerhaeuser Company
33663 Weyerhaeuser Way S
Federal Way, WA 98003

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/18/2006

Re: Weyerhaeuser Company
Incoming letter dated December 2, 2005

Dear Ms. Grace:

This is in response to your letter dated December 2, 2005 concerning the shareholder proposal submitted to Weyerhaeuser by Bartlett Naylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205-2527

Weyerhaeuser
The future is growing™

CH 1N27
PO Box 9777
Federal Way WA 98063-9777
Tel (253) 924 5272
Fax (253) 924 5204

Ship To:
33663 Weyerhaeuser Way S
Federal Way WA 98003

December 2, 2005

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Bartlett Naylor for Inclusion in the Weyerhaeuser Company 2006 Proxy Statement

Dear Sir or Madam:

On November 3, 2005, Weyerhaeuser Company, a Washington corporation ("***Weyerhaeuser***" or the "***Company***") received a proposed shareholder resolution and supporting statement (together, the "***Naylor Proposal***") from Bartlett Naylor (the "***Proponent***" or "***Mr. Naylor***"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2006 Annual Meeting (the "***2006 Proxy Statement***").

The Company hereby requests that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended, Weyerhaeuser excludes the Naylor Proposal identified below from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Weyerhaeuser, the undersigned hereby files six copies of this letter and the Naylor Proposal, which is attached to this letter as **Exhibit A**.

Also, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to Mr. Naylor as notice to the Proponent of the Company's intention to exclude the Naylor Proposal from the proxy materials. The Company presently intends to file its definitive proxy materials as soon as possible on or after March 14, 2006. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2006 Proxy Statement with the Commission.

The Naylor Proposal

The Naylor Proposal relates to an independent board chairman and states:

> *The shareholders of Weyerhaeuser Co. urge the board of directors to amend the bylaws to require that, consistent with any contractual obligations, an independent director who has not served as chief executive officer ("CEO") of the Company shall serve as chairman of the board of directors.*

Summary of Basis for Exclusion

Weyerhaeuser may properly exclude the Naylor Proposal from the 2006 Proxy Statement pursuant to either of the following grounds for exclusion:

(1) Rule 14a-8(i)(11), because the Naylor Proposal substantially duplicates a proposal received from the International Brotherhood of Teamsters which was previously submitted to the Company; and

(2) Rule 14a-8(i)(6), because the Company lacks the power to implement the Naylor Proposal.

Explanation of Basis for Exclusion

The Naylor Proposal may be excluded pursuant to Rule 14a-8(i)(11) because the Naylor Proposal substantially duplicates a proposal received from the International Brotherhood of Teamsters which was previously submitted to the Company.

Rule 14a-8(i)(11) provides that a company may omit a proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

The Naylor Proposal was received by the Company on November 3, 2005 and substantially duplicates a proposal received from the International Brotherhood of Teamsters (the "***Teamsters Proposal***") on October 24, 2005 which the Company intends to include in the 2006 Proxy Statement. The Teamsters Proposal, which reads as follows, is attached to this letter as **Exhibit B**:

> *RESOLVED: That the stockholders of Weyerhaeuser Company, ("Weyerhaeuser" or "the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Weyerhaeuser. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.*

The test for substantially duplicative proposals is whether the "core issues" to be addressed by the proposals are substantially identical though the proposals may differ somewhat in terms or breadth. Proposals need not be identical to be excludable under Rule 14a-8(i)(11). The Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be substantially duplicative even where such proposals differ as to terms and scope. *See generally Pacific Gas & Electric Co.* (Feb. 1, 1993); *Verizon Communications Inc.* (Jan. 31, 2001); *Freeport-McMoRan Copper & Gold, Inc.* (Feb. 22, 1999); *Excel Industries, Inc.* (Jan. 26, 1999); *Pacific Enterprises* (Feb. 26, 1992).

The Naylor Proposal and the Teamsters Proposal have the same principal thrust and focus and address the same core issues and principles in that the purpose of both proposals is for the Company to have a policy that the chairman of the board be an independent director who has not also previously served as the chief executive officer or an executive officer of the Company. The proposals differ only procedurally and peripherally. They differ procedurally in implementation methodology in that (i) the Naylor Proposal urges the Board of Directors of the Company (the "***Board***") to amend the bylaws whereas the Teamsters Proposal asks the Board to adopt a policy and (ii) the Teamsters Proposal excludes compliance with the recommended policy "if no independent director is available and willing to serve as chairman." The Staff, however, has consistently concluded that even substantive differences in implementation methodology do not alter the core issues and principles that are the standard for determining substantial duplication. *See, e.g., Comcast Corp.* (Mar. 22, 2005) ("*Comcast*") (concluding that a proposal that asks the board to submit to shareholders an amendment of the articles of incorporation requiring that the chairman of the board be an independent director who has not previously served as an executive officer was substantially duplicative of an earlier received proposal requesting the board to adopt a resolution requiring that the chairman have no management duties, titles, or responsibilities); *Sempra Energy* (Jan. 23, 2004) ("*Sempra*") (concluding that a proposal that urges the board to adopt a bylaw amendment requiring an independent board chairman was substantially duplicative of an earlier received proposal that recommends that the chairman of the board be an independent director); *Bristol-Myers Squibb Co.* (Feb. 7, 2005) ("*Bristol-Myers 2005*") (concluding that a proposal that requests the board of directors to establish a policy of, whenever possible, separating the roles of chairman and chief executive officer so that an independent director who has not served as an executive officer serves as chair of the board of directors was substantially duplicative of an earlier received proposal urging the board of directors to amend the bylaws to require that an independent director who has not served as chief executive officer serve as chairman of the board); *Metromedia International Group, Inc.* (Mar. 27, 2001) (concluding that a proposal to amend the bylaws to provide that shareholders owning a specified amount of common stock could demand that the Chairman or Vice-Chairman of the board of directors call a special meeting was substantially duplicative of an earlier received proposal that requested the board to amend the registrant's certificate of incorporation to permit shareholders to call special meetings and take action by written consent); *EMCOR Group Inc.* (May 16, 2000) (concluding that a proposal to amend the bylaws to require the redemption of outstanding shareholder rights was substantially duplicative of an earlier received proposal that requested the board to redeem the rights); *see also Merck & Co., Inc.* (Dec. 29, 2004) ("*Merck*") (proposal to prohibit senior corporate officers from sitting on or chairing the board of directors was substantially duplicative of an earlier received proposal requesting the board of directors to establish a policy of separating the roles of board chair and chief executive officer whenever possible, so that an independent director who has not served as an executive officer of the company serves as chair of the board of directors).

The proposals also differ in noncore peripheral ways. For example, the Teamsters Proposal seeks to prevent individuals who have served in any capacity as an executive officer, not just as chief executive officer (as in the Naylor Proposal), from serving as chairman of the board. These differences are, however, no more significant than differences previously found by the Staff to nonetheless justify exclusion of later received proposals regarding independent board chairmen on the basis of substantial duplication under Rule 14a-8(i)(11). *See, e.g., Comcast* (one proposal recommending that the chairman of the board have no management duties, titles or responsibilities and the other proposal recommending that executive officers not serve as chairman of the board); *Bristol-Meyers 2005* (one proposal recommending that an independent director who has not served as an executive officer serve as chair of the board and the other proposal recommending that an independent director who has not served as chief executive officer serve as chairman of the board); *Merck* (both proposals recommending that executive officers not serve as the chairman of the board and one of the proposals also recommending that no executive officers serve on the board in any capacity); *Bristol-Myers Squibb Co.* (Feb. 10, 2004) (both proposals recommending that the chairman of the board not serve as chief executive officer of the registrant and one of the proposals also recommending that the chairman of the board be a generally independent director); *Sempra* (one proposal recommending that the chairman of the board be an independent director not currently serving as chief executive officer and the other proposal recommending that no executive officer of the company serve as chairman of the board).

The Staff has noted that the purpose of the rule "is to eliminate the [possibility] of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." SEC Release No. 34-12999 (Nov. 22, 1976), referring to Rule 14a-8(c)(11), the predecessor to the current Rule 14a-8(i)(11). This helps to avoid shareholder confusion and prevents proponents from clogging proxy materials with several versions of essentially the same proposal.

The Naylor Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company lacks the power to implement the Naylor Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal if "the company would lack the power or authority to implement the proposal." The Naylor Proposal urges the Board to amend the Company's bylaws to require that the Chairman of the Board be an "independent director who has not served as chief executive officer." The Naylor Proposal would require that the bylaws be consistent with any contractual obligations but does not provide the Board with any opportunity or mechanism to cure a situation where the chairman fails to be independent or has served as chief executive officer of the Company.

Weyerhaeuser does not have the power to implement the proposal because it cannot ensure that its chairman will remain independent at all times.

The Staff has recently stated its view that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under Rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." Staff Legal Bulletin No. 14C ("*SLB 14C*") (June 28, 2005). SLB 14C gives as an example of an excludable proposal *Allied Waste Industries, Inc.* (Mar. 21, 2005) (proposal urges the board to amend the bylaws to require that an independent director who has not served as the chief executive officer serve as chairman of the board). The Staff in 2005 concurred in the exclusion of five other substantially similar shareholder proposals to require that an independent director serve as chairman of the board. *See Exxon Mobil Corp.* (Mar. 13, 2005) (proposal urges the board of directors to take the necessary steps to amend the bylaws to require that an independent director serve as chairman of the board and that the chairman shall not concurrently serve as the chief executive officer)*; Ford Motor Co.* (Feb. 27, 2005) (proposal requests that the board of directors adopt a policy that an independent director serve as chairman of the board of directors)*; Intel Corp.* (Feb. 7, 2005) (proposal urges the board of directors to amend Intel's bylaws, to require that an independent director be its chairman)*; LSB Bancshares, Inc.* (Feb. 7, 2005) (proposal urges the board of directors to amend the bylaws to require that an independent director shall serve as chairman and that the chairman shall not concurrently serve as the chief executive officer); *General Electric Co.* (Jan. 14, 2005) (proposal requests that the board of directors adopt a policy that an independent director shall serve as chairman of the board of directors").

The Staff has also previously concurred that a proposal could be excluded under Rule 14a-8(i)(6) because it did not appear to be within the board's power to ensure that an individual meeting the specified criteria would serve as chairman of the board at all times. *See, e.g., Cintas Corp.* (Aug. 27, 2004) (proposal requests that the board (1) adopt a policy that the Chair of the Board will be an independent director who has not previously served as an executive officer of the Cintas Corporation; and (2) provide that this policy shall be implemented as soon as possible after the date of the 2005 Annual Meeting without violating any existing contractual provisions); *H.J. Heinz Co.* (June 14, 2004) (proposal urges the Board of Directors to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board and that the office of the President and the office of the Chief Executive Officer be held by two different individuals); *Wachovia Corp.* (Feb. 24, 2004) (proposal recommends that the Board of Directors amend the bylaws to separate the Chairman and Chief Executive Officer positions and to require that an independent director serve as Chairman of the Board); *Bank of America Corp.* (Feb. 24, 2004) (proposal recommends that the Board of Directors amend the bylaws to separate the Chairman and Chief Executive Officer positions and to require that an independent director serve as Chairman of the Board); *AmSouth Bancorporation* (Feb. 24, 2004) (proposal recommends that the Board of Directors amend the bylaws to separate the Chairman and Chief Executive Officer positions and to require that an independent director serve as Chairman of the Board); *South Trust Corp.* (Jan. 16, 2004) (proposal recommends that the Board of Directors amend the bylaws to separate the Chairman and Chief Executive Officer positions and to require that an independent director serve as Chairman of the Board).

We note that the Staff has denied no-action relief on Rule 14a-8(i)(6) grounds in certain instances. Such letters are distinguishable from the present case because the independent board chairman proposals contained therein included qualifying language that either did not require independence at all times or provided the company with an opportunity to cure the loss of independence. *See American International Group, Inc.* (June 20, 2005) (proposal that the shareholders amend the bylaws to require "whenever an independent director is available and qualified to serve"); *Bristol-Myers 2005* (proposal urging the board to "establish a policy of, whenever possible"); *Merck* (proposal requesting the board "establish a policy . . . whenever possible"); *The Walt Disney Co.* (Nov. 24, 2004) (proposal urging the board "set as a company policy . . . except in rare and explicitly spelled out, extraordinary circumstances"). We also note that the Staff denied no-action relief in *The Boeing Co.* (Jan. 27, 2005), First *Mariner Bancorp* (Jan. 10, 2005), but such letters appear to be distinguishable from the present case.

* * * * *

For the foregoing reasons, we believe that the Naylor Proposal may be omitted from the 2006 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Naylor Proposal is excluded.

Your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (253) 924-5272.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Claire S. Grace

Claire Grace
Corporate Secretary and
Assistant General Counsel

Enclosures

cc: Bartlett Naylor

Merrick, Vicki

From: Grace, Claire
Sent: Thursday, November 03, 2005 12:44 PM
To: Merrick, Vicki
Cc: 'dowdyrl@mindspring.com'
Subject: Fw: shareholder resolution

EXHIBIT "A"

FYI

Sent from my BlackBerry Wireless Handheld

-----Original Message-----
From: bartnaylor@aol.com <bartnaylor@aol.com>
To: Grace, Claire <claire.grace@weyerhaeuser.com>
Sent: Thu Nov 03 10:47:10 2005
Subject: shareholder resolution

Claire Grace
Corporate Secretary
Weyerhaeuser Co.

Dear Secretary Grace,

I hereby submit the following shareholder resolution pursuant to Rule 14a to be included in the Weyerhaeuser proxy statement for the 2006 annual meeting. I am a shareholder of record, intend to continue holding the required level of stock through this meeting, and attend in person or through an agent the annual meeting for purposes of presenting this resolution. Please confirm receipt by return email.

Sincerely,

Bartlett Naylor

The shareholders of Weyerhaeuser Co. urge the board of directors to amend the bylaws to require that, consistent with any existing contractual obligations, an independent director who has not served as chief executive officer ("CEO") of the Company shall serve as chairman of the board of directors.

SUPPORTING STATEMENT

The task of the board of directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. We believe that separating the roles of chairman and CEO is a governance practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman. According to THE WALL STREET JOURNAL, "in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs" (Splitting Posts of Chairman, CEO Catches on With Boards, November 11, 2002).

Corporate governance experts have questioned how one person serving as both chairman and CEO can effectively monitor and evaluate his or her own performance. The NACD Blue Ribbon Commission on Directors' Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises."

Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management. For example, the California Public Employees' Retirement System's (CalPERS) Corporate Governance Core Principles and Guidelines advocate that a lead independent director be appointed to coordinate the activities of the independent directors when the offices of chairman and CEO are held by the same person.

Our company faces many controversial issues, including public concerns about logging. Some businesses have responded by adopting more sustainable forest management practices, such as those advocated by the Forest Stewardship Council certification system. Weyerhaeuser has declined to seek FSC certification.

Marketplace commitments by major buyers of wood products may diminish shareholder value for companies not publicly committed to sustainable forestry operations.

At last year's annual meeting, the chairman restricted questions that might have explored shareholder concerns on this and other pressing issues. In fact, the chairman limited queries only to those in writing, and then limited the period for answering questions to roughly 15 minutes. The chairman then ordered security guards to expel one shareholder who complained that the chairman was cutting short the already brief question period.

We believe a chairman truly independent of management would be more tolerant of questions and dissenting shareholder opinions.

Bartlett Naylor
Capital Strategies Consulting, Inc.
703.786.7286

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Client ServiceDirect - Certificate Details

DATE: 12/2/2005
TIME: 12:18 PM

WEYERHAEUSER COMPANY

COMMON **CUSIP: 96216610**

Name & Address: BART NAYLOR
1255 N BUCHANNON
ARLINGTON VA 22205-2527

Social Security Number/TIN: 518-54-0805

Account Number: NAYLOR---BART-0000

Certificate Details

Sorted By: Issue Date in Descending Order
Filter: ALL

Prefix	Suffix	Shares	Issue Date	Issue Reason	Cancel Date	Cancel Reason	Stop
JM	380270	420.0000	02/15/1994	1-Normal			

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

EXHIBIT "B"

October 21, 2005

BY FAX: 253-924-5204
BY UPS NEXT DAY

Ms. Claire Grace, Corporate Secretary
Weyerhaeuser Corporation
33663 Weyerhaeuser Way, South
Federal Way, WA 98003

Dear Ms. Grace:

I hereby submit the following resolution on behalf of the International Brotherhood of Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2006 Annual Meeting.

The General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed please find relevant proof of ownership.

Any written communication should be sent to the below address via U.S. Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Jennifer O'Dell, at (202) 624-8981.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo
Enclosures

RESOLVED: That stockholders of Weyerhaeuser Company, ("Weyerhaeuser" or "the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Weyerhaeuser. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT: It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently at our Company, Mr. Steven R. Rogel holds both the positions of Chairman of the Board and CEO. We believe that this current scheme may not adequately protect shareholders.

Shareholders of Weyerhaeuser require an independent leader to ensure that management acts strictly in the best interests of the Company, especially when our Company is facing significant challenges. For example, in April 2005, a federal bankruptcy judge levied a $457.8 million judgment against the Company for, "violating contract warranties," during its 1993 spin-off of its disposable diaper division.[1] This judgment represents a potentially significant portion of the Company's earnings. Also, the company has recently announced plant closures that will leave nearly 700 Canadian employees jobless.[2] Shareholders need to be assured that the Board of Directors is representing their best interests during these potential crises.

As a long-term shareholder of our Company, we believe that ensuring that the Chairman of the Board of our Company is independent, will enhance Board leadership at Weyerhaeuser, and protect shareholders from future management actions that can harm shareholders. Other corporate governance experts agree. As a Commission of The Conference Board stated in a 2003 report, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable

[1] "Company Faces $458 M Judgment", Fulton County Daily Report. April 13, 2005.
[2] "Weyerhaeuser to Close Paper Mill in Prince Albert", Canadian Press Newswire. Oct. 4, 2005.

of ensuring that the interests of shareowners as well as other constituencies are being properly served."

We believe that the recent wave of corporate scandals demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company.

We, therefore, urge shareholders to vote **FOR** this proposal.

Amalgamated Bank
America's Labor Bank

October 24, 2005

Ms. Claire Grace, Corporate Secretary
Weyerhaeuser Corporation
33663 Weyerhaeuser Way, South
Federal Way, WA 98003

Re: Weyerhaeuser Corporation - International Brotherhood of Teamsters General Fund

Dear Ms. Grace:

This letter confirms that the International Brotherhood of Teamsters General Fund currently holds 50 shares of Weyerhaeuser Corporation common stock, with a market value as of the date of this letter of $3,106.00. This client of the Amalgamated Bank has held this position in Weyerhaeuser Corporation common stock for more than one year. The fund intends to hold this position for at least one year longer.

The shares are held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the International Brotherhood of Teamsters General Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

RECEIVED
NOV 1 1 2005
Corp. Secretary Dept.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Weyerhaeuser Company
Incoming letter dated December 2, 2005

The proposal urges the board to amend the bylaws to require that, consistent with any contractual obligations, an independent director who has not served as chief executive officer shall serve as the chairman of the board.

There appears to be some basis for your view that Weyerhaeuser may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in Weyerhaeuser's 2006 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Weyerhaeuser omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Weyerhaeuser relies.

Sincerely,

Ted Yu
Special Counsel